Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

First Half Year of 2025 Financial Highlights

●	Total revenues were approximately RMB 188.2 million (USD 26.3 million) for the six months ended June 30, 2025, compared with the total revenues of approximately RMB 290.8 million for the six months ended June 30, 2024.

●	Gross profit was approximately RMB 52.1 million (USD 7.3 million) for the six months ended June 30, 2025, compared with approximately gross profit of RMB 87.6 million for the six months ended June 30, 2024.

●	Net income was approximately RMB 126.3 million (USD 17.6 million) for the six months ended June 30, 2025, compared with net income of approximately RMB 12.3 million for the six months ended June 30, 2024.

Results of Operations - Six months ended June 30, 2025 Compared to Six months ended June 30, 2024

Revenues

Our breakdown of revenues by business segment for the six months ended June 30, 2024 and 2025, respectively, is summarized below:

	For the Six Months Ended June 30,
	2024	2025	2025	Variance
	RMB	RMB	USD	%
AR services	290,815,771	188,240,855	26,295,764	(35.3)
Total revenue	290,815,771	188,240,855	26,295,764	(35.3)

Our total revenues decreased by approximately RMB 102.6 million, or 35.3%, from approximately RMB 290.8 million for the six months ended June 30, 2024 to approximately RMB 188.2 million (USD 26.3 million) for the six months ended June 30, 2025, mainly due to our clients’ declining demand for internet AR advertising.

Cost of Revenues

Our breakdown of cost of revenues by business segment for the six months ended June 30, 2024 and 2025, respectively, is summarized below:

	For the Six Months Ended June 30,
	2024	2025	2025	Variance
	RMB	RMB	USD	%
AR services	203,244,381	136,145,659	19,018,476	(33.0)
Total cost of revenues	203,244,381	136,145,659	19,018,476	(33.0)

Our total cost of revenues decreased by approximately RMB 67.1 million, or 33%, from approximately RMB 203.2 million for the six months ended June 30, 2024 to approximately RMB 136.1 million (USD 19.0 million) for the six months ended June 30, 2025. This decrease was in line with the decrease in revenue.

Gross Profit

	For the Six Months Ended June 30,			Variance
	2024	2025	2025	Amount
	RMB	RMB	USD	RMB
AR services
Gross profit	87,571,390	52,095,196	7,277,288	(35,476,194)
Total
Gross profit	87,571,390	52,095,196	7,277,288	(35,476,194)

Our gross profit decreased by approximately RMB 35.5 million, from approximately RMB 87.6 million for the six months ended June 30, 2024 to approximately RMB 52.1 million (USD 7.3 million) during the six months ended June 30, 2025. The decrease was due to economic uncertainties and tightened client budgets, reduced advertiser demand, which has led to decreased business for advertise integrators, resulting in lower usage of our advertising services.

Operating Expenses

For the six months ended June 30, 2025, we incurred approximately RMB 70.6 million (USD 9.9 million) in operating expenses, representing a decrease of approximately RMB 20.3 million, or 22.4%, from approximately RMB 90.9 million for the six months ended June 30, 2024, the decrease was mainly due to the decrease on research and development expenses.

Selling expenses decreased by approximately RMB 80,194, or 6.6%, from approximately RMB 1.2 million for the six months ended June 30, 2024 to approximately RMB 1.1 million (USD 0.2 million) for the six months ended June 30, 2025. The slight drop was due to the normal fluctuation of rental expenses, payroll expenses and social insurance expenses during the six months ended June 30, 2025.

General and administrative expenses increased by approximately RMB 18.6 million, or 105.1%, from RMB17.7 million for the six months ended June 30, 2024 to approximately RMB 36.2 million (USD 5.1 million) for the six months ended June 30, 2025. The increase was mainly due to the rise in stock compensation expenses recorded in this period.

Research and development expenses decreased by approximately RMB 42.4 million, or 55.9%, from approximately RMB 75.8 million for the six months ended June 30, 2024 to approximately RMB 33.5 million (USD 4.7 million) for the six months ended June 30, 2025. The decrease was attributable to the gradual maturity of our R&D technology, the gradual completion and conclusion of R&D projects, and the reduction in the number of R&D projects initiated during the six months ended June 30, 2025.

Other income, net

Total other income, net increased by approximately RMB 130.0 million, or 764.6%, from approximately RMB 17.0 million for the six months ended June 30, 2024 to approximately RMB 147.1 million (USD 20.5 million) for the six months ended June 30, 2025. The increase was mainly due to the short-term investment income.

Provision for income taxes

Provision for income taxes were RMB 1.4 million and RMB 2.3 million (USD 0.3 million) for the six months ended June 30, 2024 and 2025, respectively. The increase in provision for income taxes of approximately RMB 0.9 million, or 64.8% was due to the increase of net income.

Net income

As a result of the combination of factors discussed above, our net income increased from approximately RMB 12.3 million of net income for the six months ended June 30, 2024 to approximately RMB 126.3 million (USD 17.6 million) of net income for the six months ended June 30, 2025.

Net income attributable to Wimi Hologram Cloud, Inc.

After excluding non-controlling interest of approximately RMB 20.0 million (USD 2.8 million), net income attributable to holding company increased from approximately RMB 7.7 million for the six months of net income ended June 30, 2024 to net income of approximately RMB 106.3 million (USD 14.8 million) for the six months ended June 30, 2025.

Basic and diluted earnings per share

Basic and diluted earnings per share was RMB 10.32 (USD 1.44) and RMB 4.54 (USD 0.63) for the six months ended June 30, 2025, respectively, compared to basic and diluted earnings per share of RMB 0.78 in the same period of 2024.

Liquidity and Capital Resources

As of June 30, 2025, we had cash, cash equivalents and short-term investment of approximately RMB 3,189.6 million (USD 445.6 million). Our working capital was approximately RMB 2,377.5 million (USD 332.1 million) as of June 30, 2025. In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements through cash flow generated from operations, debt and equity financing.

The following table provides summary information about our cash, cash equivalents and short-term investments:

	December 31,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	USD
Cash and cash equivalents	1,070,513,011	1,959,991,776	273,795,403
Short-term investments	847,927,125	1,229,636,750	171,770,563
Cash, cash equivalents and short-term investments	1,918,440,136	3,189,628,526	445,565,966

The following table provides summary information about our net cash flow for financial statement periods presented in this report:

	For the Six Months Ended June 30,
	2024	2025	2025
	RMB	RMB	USD
Net cash provided by operating activities	150,230,330	213,669,364	29,847,925
Net cash used in investing activities	(218,548,033)	(361,164,230)	(50,451,796)
Net cash provided by financing activities	286,566,048	1,053,994,493	147,234,724
Effect of exchange rate change on cash, cash equivalents and restricted cash	(53,718,921)	(17,020,862)	(2,377,680)
Net change in cash, cash equivalents	164,529,424	889,478,765	124,253,173
Cash, cash equivalents, beginning of year	338,175,706	1,070,513,011	149,542,230
Cash, cash equivalent, end of year	502,705,130	1,959,991,776	273,795,403

Operating Activities

Net cash provided by operating activities was approximately RMB 150.2 million for the six months ended June 30, 2024, which was primarily attributable to the increase on other payables and accrued liabilities of approximately RMB 108.7 million and increase on gain from short-term investments of RMB 39.7 million. The cash flow was also offset by the decrease in prepaid services fees of RMB 7.6 million and the decrease on accounts payable of RMB 6.8 million.

Net cash provided by operating activities was approximately RMB 213.7 million (USD 29.8 million) for the six months ended June 30, 2025, which was primarily attributable to the increase on other receivables and prepaid expenses of approximately RMB 23.4 million, increase on other payables and accrual liabilities of approximately RMB 116.5 million and increase on stock compensation expenses of approximately RMB 22.2 million. The cash flow was also offset by the decrease on accounts payable of RMB 2.5 million.

Investing Activities

Net cash used in investing activities was approximately RMB 218.5 million for the six months ended June 30, 2024, which was primarily attributed to the increase in sales of short-term investments of approximately RMB 249.8 million. Cash inflow was also offset by the purchases of short-term investments of RMB 513.1 million.

Net cash used in investing activities was approximately RMB 361.2 million (USD 50.5 million) for the six months ended June 30, 2025, which was primarily attributed to the increase in sales of short-term investments of approximately RMB 164.5 million and cash received from disposal of subsidiary of approximately RMB 3.0 million. Cash inflow was also offset by the purchases of short-term investments of RMB 528.7 million.

Risks Related to Certain Investments and Transactions

Our short-term investments include holdings in structured financial products related to speculative and highly volatile digital assets, including Bitcoin-related securities derivatives. The value of these underlying assets is subject to extreme price fluctuations and regulatory uncertainty. An adverse movement in the price of these underlying assets could result in a significant or total loss of the capital invested in these products, which could materially impact our financial condition and results of operation.

Our capital management strategy is to maintain a substantial cash reserve to ensure operational and R&D viability, particularly in the event of market uncertainties or downturns, rather than for the primary purpose of seeking investment returns. However, the current deployment of a portion of these reserves into short-term investments has created risks in addition to market risks. Our substantial position in assets which may be deemed "investment securities" could cause the Company to be deemed an “investment company” under the U.S. Investment Company Act of 1940, which would subject us to burdensome and restrictive regulations. To mitigate this risk, on June 30, 2025, our Board of Directors adopted a resolution declaring our intent to rely on the temporary safe harbor provided by Rule 3a-2 under the Act. This rule provides a one-year period for the Company to take measures to ensure it is not deemed an investment company. However, there is no guarantee that we will be able to bring the composition of our assets into compliance within this one-year timeframe. Failure to do so could have a material adverse effect on our business, as we could be forced to register as an investment company or face other significant regulatory penalties.

Financing Activities

For the six months ended June 30, 2024, cash provided by financing activities was approximately RMB 286.6 million, which was primarily due to the increase on cash received from issuance of shares to noncontrolling interests with the amount of approximately RMB 152.4 million and the increase on issuance of convertible notes of approximately RMB 145.7 million. Cash inflow was also offset by payments to Parent company of RMB 17.7 million.

For the six months ended June 30, 2025, cash provided by financing activities was approximately RMB 1,054.0 million (USD 147.2 million), which was primarily due to the increase on cash received from issuance of shares to noncontrolling interests with the amount of approximately RMB 775.6 million, the increase on issuance of convertible notes of approximately RMB 263.4 million and the increase on proceeds from short-term loan – banking facility of approximately RMB 25.0 million. Cash inflow was also offset by payments to bank facility of RMB 10.0 million.

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